Summit Hotel OP, LP
2701 South Minnesota Avenue, Suite 6
Sioux Falls, South Dakota 57105
October 20, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristina Aberg, Esq.

Re:	Summit Hotel OP, LP Registration Statement on Form S-4 (File No. 333-168685)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Summit Hotel OP, LP (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 1:00 p.m., Eastern Time, on Friday, October 22, 2010, or as soon thereafter as practicable.
The Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company kindly requests notification of effectiveness by a telephone call to Edward W. Elmore, Jr. at (804) 788-7336 and that effectiveness also be confirmed in writing.
[Signature on following page.]

Ms. Kristina Aberg, Esq
United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2010

Very truly yours,

SUMMIT HOTEL OP, LP

By:	Summit Hotel Properties, Inc., its general partner

By:	/s/ Daniel P. Hansen

Name:	Daniel P. Hansen
Title:	President and Chief Executive Officer

cc:	Sonia Gupta Barros Edward W. Elmore, Jr., Esq. John A. Good, Esq. David C. Wright, Esq.